

May 18, 2021

Jeremy Bender, Ph.D., M.B.A.
Chief Executive Officer
Day One Biopharmaceuticals Holding Co LLC
395 Oyster Point Blvd., Suite 217
South San Francisco, CA 94080

> **Re: Day One Biopharmaceuticals Holding Co LLC**
> **Registration Statement on Form S-1**
> **Filed May 4, 2021**
> **File No. 333-255754**

Dear Dr. Bender:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus Summary
Our Product Candidates, page 3

1. We note your disclosure in the pipeline table indicating that you anticipate filing a new drug application (NDA) for DAY101 for the treatment of pediatric patients with relapsed or progressive low-grade glioma in 2023. Please revise to remove any implication that your FIREFLY-1 or other trials will be successful. Please make similar revisions throughout your prospectus, e.g., on pages 106, 127, 129, 130 and 134.

Risk Factors
Risks related to our common stock and this offering
The exclusive forum provision in our organizational documents may limit a stockholder's
ability..., page 86

2. We note your response to comment 9 and your disclosure stating that your forum selection
    provision designating the Delaware Court of Chancery as the exclusive forum for certain
    actions, including any derivative action, does not apply to suits brought to enforce any
    duty or liability created under the Exchange Act. Please ensure that the exclusive forum
    provision in your governing documents states this clearly.

Business, page 127

3. We reissue comment 10 in part. Please revise the graphics on pages 139 and 140, which
    still contain fonts that are too small or illegible.

    We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

    You may contact Li Xiao at 202-551-4391 or Kevin Kuhar at 202-551-3662 if you have
questions regarding comments on the financial statements and related matters. Please contact
Abby Adams at 202-551-6902 or Christine Westbrook at 202-551-5019 with any other
questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Julia Forbess, Esq.